September 1, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 4631
Washington, D.C. 20549

Attention:	Terence O’Brien
Accounting Branch Chief

RE:	Ceradyne, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 24, 2009
Proxy Statement
Filed April 23, 2009 File No. 000-13059

Dear Mr. O’Brien:

Ceradyne, Inc. (“Company”) respectfully submits the following information in response to the comments received from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in its letter to Ceradyne, Inc. dated August 6, 2009. Presented below are the Company’s responses to the Staff’s comments. We have reproduced each of the Staff’s comments below, followed by the response from management of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

General

1.
We note that automotive/diesel products accounted for 5.8% of your total sales to external customers for the year ended December 31, 2008 and 2.6% for the quarter ended June 30, 2009. In future filings please expand your MD&A to discuss whether recent events in the automotive industry had or will have a negative impact on your results of operations or liquidity. For example, please discuss expected or known declines in automotive/diesel products in future periods, liquidity problems or your customers and the impact to your liquidity, whether you have modified payment terms of any customers, etc. Refer to Sections 501.03 and .04 of the Financial Codification for guidance.

Response:
Our use of the caption “automotive/diesel” to describe one of the broad markets that we serve might cause a reader to infer that we are a parts supplier to manufacturers of consumer automobiles, whereas that is not really the case. As described in Item 1 of our 10-K at page 16

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

and in the Operating Segment table in Item 7 of our 10-K at page 41, the products we sell to the automotive/diesel market include primarily ceramic cam rollers manufactured by our Advanced Ceramic Operations (“ACO”) division, which we sell to manufacturers of heavy duty diesel truck engines, and wear-resistant functional and frictional coatings, which are manufactured by our ESK Ceramics subsidiary and sold to various original equipment manufacturers in the automotive industry. These coatings are used primarily in engines in lieu of locknut washers. The recent events in the automotive industry have not had a material impact on our results of operations or liquidity. We have not experienced any modifications to payment terms due to issues involving customer liquidity. Sales to the automotive/diesel market represented 5.8% of sales for the year ended December 31, 2008 and 5.9% [not 2.6% as stated in Staff comment number 1] of sales for the quarter ended June 30, 2009. We note that we disclosed in our 10-K report that we expected sales of ceramic cam rollers to decline in 2009 because one of our customers designed its new diesel truck engine to use steel cam rollers rather than our ceramic cam rollers (see the paragraph captioned “Diesel Engine Components” at page 16 and the risk factor at page 28 captioned “We have recently added significant manufacturing capacity. If demand for our products declines, we may have inefficient or under-utilized capacity, and our gross margins, profit and cash flow may suffer.”). We will continue to include disclosures in future filings, as appropriate, regarding whether events in the automotive or diesel industries had or will have a negative impact on our results of operations or liquidity.

2.
In future filings, please disclose the maturity dates, auction reset provisions, interest rate provisions, nature of collateral (including indication of credit quality), severity and duration of any impairment, whether underlying cash flows on the securities are being received and number and dollar value of failed auctions. Furthermore, we note you recorded other-than-temporary impairments for the year ended December 31, 2008 and quarter ended June 30, 2009. Please tell us whether it is probable that you will collect all contractual cash flows and how you determined that your remaining balance is recoverable. In this regard you might consider terms of certain guarantees, quality of underlying collateral (if any) external ratings and other relevant market information. Refer to FSP FAS 115-1 and SAB Topic 5M for guidance.

Response to first part of comment:
In future filings, we will make the disclosures suggested by the Staff as indicated above. The following is a sample disclosure we will use to disclose the maturity dates, auction reset provisions, interest rate provisions, nature of collateral, severity and duration of impairment and whether underlying cash flows on the securities are being received:

The Company’s investments in auction rate securities represent interests in insurance securitizations collateralized by pools of residential and commercial mortgages, asset backed securities and other structured credits relating to the credit risk of various bond guarantors that mature at various dates from June 2021 through July 2052. These auction rate securities were intended to provide liquidity via an auction process which is scheduled every 28 days, that resets the applicable interest rate, allowing investors

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

to either roll over their holdings or gain immediate liquidity by selling such interests at par. Interest rates are capped at a floating rate of one month LIBOR plus additional spread ranging from 1.25% to 4.00% depending on prevailing rating. During the second half of the year 2007, through 2008 and through [insert current period], the auctions for these securities failed. As a result of current negative conditions in the global credit markets, auctions for the Company’s investment in these securities have recently failed to settle on their respective settlement dates. Consequently, the investments are not currently liquid through the normal auction process and may be liquidated if a buyer is found outside the auction process. Although the auctions have failed, the Company continues to receive underlying cash flows in the form of interest income from the investments in auction rate securities. As of [insert current date], the fair value of the Company’s investments in auction rate securities was below cost by approximately $xx.x million. The fair value of the auction rate securities has been below cost for more than one year.

Response to second part of comment:
With respect to our investments in auction rate securities as of December 31, 2008 and June 30, 2009, we categorized the investments into three main categories for analytical purposes which comprised (1) “insurance wrapped” securities, (2) “put right” securities and (3) “credit derivative product company” securities. The insurance wrapped category comprised auction rate securities where the payments are guaranteed by an insurance company, such as a “monoline” financial guaranty insurance company. The put right category comprised an auction rate security that was created to provide capital to the issuer in the event that the issuer exercised the put right. The credit derivative product company category comprised auction rate securities where the issuer is a financial services company that offers credit risk protection of structured financial assets in the form of credit derivatives. The auction rate securities issued by these financial services companies were created as a way to provide collateral for the issuers to use for entering into credit default swaps.

For the year ended December 31, 2008, as part of our evaluation as to whether the decline in fair value of the auction rate securities was other-than-temporary, where it was probable that the Company would not collect all contractual cash flows and the remaining balance was not recoverable, we considered paragraph 16 of FAS 115, paragraphs 13 and 14 of FSP FAS 115-1 and the guidance in SAB Topic 5M. Also, due to the illiquid market for the auction rate securities and limited availability of public information on these securities, we engaged a third party investment banking firm to assist us in performing the valuation of the securities. Our valuation analysis used a trinomial discount model where the compilations of future cash flows were priced by summing the present values of the future principal and interest payments. We then forecasted probabilities of default, auction failure, and a successful auction at par or repurchase at par for each period, as well as forecasted recovery rates in default for each of the securities. Finally, we discounted the weighted average cash flow for each period back to present value at the determined discount rate for each of the securities.

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

Based on the information included in prospectuses and other data compiled for each of the auction rate securities for the year ended December 31, 2008, we determined that the decline in fair values of the put right securities and credit derivative product company securities categories were other-than-temporary. This determination considered the terms of guarantees associated with the securities, the quality of the underlying collateral, external ratings and other relevant available market information compiled with the assistance of the third party investment banking firm. Quantitative data reviewed and analyzed by us also indicated that the cumulative probability of default at some point in the future was 75% for the put right securities and more than 51% for the credit derivative product company securities at the high end of the value range as of December 31, 2008. We believed it was probable that we would collect all contractual cash flows and the carrying value of the securities in the insurance wrapped category as of December 31, 2008 was determined to be recoverable based on the valuation of the securities which considered the terms of certain guarantees, quality of underlying collateral, external ratings and other relevant market information.

For the quarter ended June 30, 2009, we adopted FSP FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2”) on the effective date of April 1, 2009. As noted in paragraph 27 of FSP FAS 115-2, when an other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether an entity intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. Based on our evaluation of the auction rate securities as of June 30, 2009, we determined that it was more likely than not that we would be required to sell the put right and credit derivative product company securities before recovery of our amortized cost, accordingly, we recognized other-than-temporary impairment charges for the decline in fair value during the six months ended June 30, 2009. Quantitative data compiled with the assistance of our third party investment banking firm also indicated the cumulative probability of default at some point in the future was 81% for the put right securities and more than 42% for the credit derivative product company securities at the high end of the value range as of June 30, 2009.

In addition to the above, during the quarter ended June 30, 2009, we also recognized an other-than-temporary impairment charge for the credit risk associated with the insurance wrapped securities. In determining whether a credit loss existed, we used our best estimate of the present value of cash flows expected to be collected from the debt security. We then discounted the expected cash flows at the effective interest rate implicit in the security at the date of acquisition. The difference between the present value of the cash flows expected to be collected and amortized cost represented the impairment charge for credit risk. We believe that the carrying value of the securities in the insurance wrapped category, after the adjustment for credit risk, as of June 30, 2009 was determined to be recoverable based on the valuation of the securities which considered the terms of certain guarantees, quality of underlying collateral, external ratings and other relevant market information.

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

Results of Operations, Page 46

3.
We note from your disclosure on page 44 that the cost of electricity for your manufacturing operations accounted for 3.2%, 3.0% and 2.8% of cost of product sales in 2008, 2007 and 2006, respectively. Given the gradual increase in the cost for electricity, please revise future filings to discuss whether management is taking actions to mitigate against the rising cost of electricity, your commodity price exposure and risk management strategies, or if you don’t manage this risk, a statement disclosing that fact. Your discussion should also address other significant costs for raw materials that impact gross margins.

Response:
We will include disclosure in future filings regarding our electricity risk management strategy and other significant costs for raw materials that impact our gross margins.

Ceradyne’s high electricity utilization is a direct result of the use of high temperature furnaces to hot press ceramic body armor inserts and to sinter Silicon Nitride (Si3N4) for industrial products. Several years ago, we recognized the need to mitigate the cost of electricity and in 2003 the Company embarked on a plan to move production from California to Lexington, Kentucky. To date, we have moved all of our Si3N4 furnaces to Kentucky and have established new hot press lines in Kentucky. No large scale furnaces have been added to the California facility in the past two years. The electricity cost in Kentucky is more stable than California because of the presence of coal fired power plants there. Ceradyne may continue the shift of more production to Kentucky by moving further hot press production from CA to KY in 2010. The price of electricity in Kentucky has been stable for the past three years and is projected by our supplier to continue to be stable over the next few years. We have a policy of locating new production facilities that require high levels of electricity in regions of the world that have either available hydroelectric or coal fired power plants.

With regard to significant costs for raw materials that impact our gross margins, we rely on two critical materials to make ceramic body armor: boron carbide powder, which is the principal raw material used in the production of ceramic armor plates, and an ultra-high molecular weight polyethylene textile material, which we laminate to the surface of the ceramic armor plates. We obtain substantially all of our boron carbide powder from our subsidiary, ESK Ceramics, which has been a supplier of boron carbide powder to us for over 30 years. Boron carbide is made from borax and boric acid through a complicated furnace process. Historically, these raw material products have not experienced significant price and supply instability and consequently we have been able to obtain sufficient quantities of boron carbide material from ESK Ceramics. We have further identified a second source of boron carbide from a supplier that utilizes crude boron carbide from China and does the finishing in the United States. The crude boron carbide from China is inexpensive and offers a method to mitigate any internal cost increases at ESK Ceramics through the use of lower cost China material as part of the ESK Ceramics’ raw material mix.

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

The ultra-high molecular weight polyethylene textile material is available in the United States only from Honeywell International, Inc., under the brand name Spectra Shield®, and from Royal DSM N.V., under the brand name Dyneema®. Historically, we have been able to obtain sufficient quantities of these materials to fulfill our projected needs. We have been successful in having the two companies compete for the supply of the polyethylene material that is incorporated into our body armor products and therefore keep the costs for the polyethylene material very competitive. There will be an over capacity for these materials for the foreseeable future as the Global War On Terror (GWOT) winds down in the next two years, so we don’t anticipate major price increases for this raw material due to the competition between our vendors in a declining market as the total demand for body armor drops.

4.
We note that gross profit for your Semicon Associates division was negatively impacted, in part, due to sales returns. Please tell us and disclose in future filings the amount of the provisions recorded each period for returns and sales incentives as well as the balance of your allowance for sales returns at each balance sheet date. Furthermore, please include a policy discussing how you estimate your allowance for sales returns and include the reserve activity pursuant to Rule 10-01(a)(5) of Regulation S-X.

Response:
The provision for sales returns was $128,000 or 1.5% of Semicon’s sales for the year ended December 31, 2008 and $225,000 or 2.8% of Semicon’s sales for the year ended December 31, 2007. There were no allowances for sales returns as of December 31, 2008 and 2007 since Semicon typically does not experience a material amount of sales returns from year to year because most of its products are produced and sold on a made to order basis. Therefore, as of December 31, 2008 and 2007, Semicon did not anticipate any sales returns for products shipped to customers.

On a consolidated basis, we have not experienced a material amount of sales returns due to the technical nature of our products which are typically produced to meet customer defined specifications, especially for our body armor products reported in our ACO segment, which are tested by an independent laboratory prior to shipment and are not released until positive test results are received by the U.S. government and us. We will disclose any material provision for sales returns, as well as any material balances of the allowance for sales returns at each balance sheet date in future filings. We do not use sales incentives in our bookings and sales order processes.

Liquidity and Capital Resources, page 54

5.
We note you will commence construction during 2009 of an additional 200,000 square foot facility in Tianjin, China. Please expand your liquidity analysis to discuss the expected cost of this facility and the source of funds. Refer to Sections 501.03 and .13 of the Financial Codification for guidance.

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

Response:
We will disclose the suggested information in future filings as noted above to expand our liquidity analysis to include the expected cost of the facility and the source of funds.

6.
On page 26 you disclose that sales of defense related products represent 61.8% of total revenues. In future filings please disclose and identify revenues from external customers that amount to 10% or more of your revenue. This disclosure allows an investor to better assess risks associated with a particular customer, as well as material concentrations of revenues related to that customer. Refer to Section 503.02 of the Financial Codification for guidance.

Response:
The information requested is included in our 10-K report in Item 1 under the caption “Sales, Marketing and Customers” at page 19, where we stated: “The U.S. government and government agencies collectively represented 61.8% of our net sales in 2008, 71.6% in 2007 and 73.4% in 2006.” We will continue to disclose customers who account for 10% or more of our sales in future 10-K reports in both Item 1 as well as in the financial statement footnotes and Management’s Discussion and Analysis. If there are material changes during interim periods from the information disclosed in our 10-K, we will include appropriate disclosures in our 10-Q reports as well. As of December 31, 2008, there were no other external customers that accounted for 10% or more of our revenue.

7.
We note that you are subject to certain covenants, which include, among other things, the maintenance of specified minimum amounts of tangible net worth and quick assets to current liabilities ratio. In future filings please provide the covenant requirement and disclose your actual results. Your discussion should provide an analysis where the headroom between your covenant requirement and your actual results is small. Refer to Section 501.03 of the Financial Codification for guidance.

Response:
The covenants that you mention above solely relate to our $10.0 million line of credit which we use only to support letters of credit, which totaled $1.8 million as of December 31, 2008 and June 30, 2009. There were no cash withdrawals against the line of credit. Our cash, cash equivalents, restricted cash and short-term investments totaled $204.0 million at June 30, 2009. This amount does not include our $25.4 million of auction rate securities. As noted in SEC Release 33-8350 “Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations,” companies should consider including discussion and analysis of material covenants related to their outstanding debt only if applicable and to the extent material, such as if the company is, or is reasonably likely to be, in breach of such covenants and the impact on the company would be material, or if the debt covenants materially limit the company’s ability to undertake additional debt or equity financing. In light of the amount of our available cash resources, that no amount is borrowed under the bank line of credit, the letter of credit amount is de minimis and could easily be

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

repaid with our cash balances, and that we are in compliance with the debt covenants, we do not believe that the detailed disclosures you specify above are necessary at the present time. However, if circumstances change and additional discussion regarding the debt covenants would be material to investors, we will include those disclosures at such time.

Critical Accounting Policies and Estimates, page 57

8.
Property, plant and equipment represented approximately 29% and intangible assets represented 10% of total assets at December 31, 2008 and June 30, 2009, respectively. We note your net book value was significantly less than your market capitalization as of December 31, 2008, March 31, 2009 and June 30, 2009, the downward trend in quarterly sales since the third quarter of 2008 and a 47% decrease in your backlog from 2007 to 2008. Please tell us whether you considered these negative factors an indicator that the carrying value of your intangible assets and property, plant and equipment may not be recoverable. Furthermore, we note you performed an impairment test at June 30, 2009 under SFAS 142 and SFAS 144 for your Canadian reporting unit which resulted in impairment of goodwill and long lived assets. Please confirm whether an impairment test was performed on your other reporting units and, if not, how you determined that the goodwill and long lived assets of those units were recoverable. Please tell us and disclose the headroom between the fair value and the carrying value of the reporting units that were not tested.

Response:
The test for long-lived asset impairment under the provisions of FAS 144 resulted in no impairment of those assets at December 31, 2008. Additionally, the test for goodwill impairment under the provisions of FAS 142 resulted in no impairment of goodwill at December 31, 2008. At the time of the completion of our annual goodwill impairment test as of December 31, 2008, we believed that the cash flow projections we used in determining fair value already appropriately reflected our reduced forecast of our financial performance for 2009. While the reduction in sales volume to the U.S. government and the recent severe economic downturn has impacted all of our reporting units, we believe that the fundamentals of our businesses remain solid and the long-term outlook for our industry remains strong. Our valuation models assume the restoration of long-term market stability after a near term period of no growth. All reporting units had fair values which exceeded carrying values by at least 24% as of December 31, 2008. Additionally, a 50 basis point increase in the discount rate, a critical assumption in which a minor change can have a significant negative impact on the estimated fair value, would not have resulted in a goodwill impairment charge.

During the quarter ended June 30, 2009, the demand for our Boral® product line which is a large part of the revenue of the Ceradyne Canada operating and reporting unit, significantly declined due to competitive market forces causing a decline in the demand for our product line. We determined that this trend would continue. Therefore, we concluded that this condition represented a change in circumstance and caused a triggering event that required an interim goodwill impairment test. We also performed a long-lived asset impairment test for

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

this reporting unit in conjunction with the goodwill impairment test. The test for long-lived asset impairment under the provisions of FAS 144 resulted in no impairment of those assets at June 30, 2009. However, the test for goodwill impairment under the provisions of FAS 142 resulted in impairment of goodwill at June 30, 2009. Accordingly, we recorded a $3.8 million goodwill impairment charge during that period.

Furthermore, as our forecasts and the prevailing economic conditions applicable to the other reporting units did not change materially from the assessment performed at December 31, 2008, and, as the fair values of our other reporting units as determined in that testing exceeded the carrying value by the percentages indicated above, we did not perform an interim test of long-lived asset or goodwill impairment for the other reporting units at June 30, 2009.

At June 30, 2009, our market capitalization was less than our total stockholders' equity. We consider this decline to be temporary and based on general economic conditions.

9.
We note that inventory accounted for approximately 22% and 23% of total current assets as of December 31, 2008 and June 30, 2009, respectively. Given recent events in the automotive industry and the contraction of the global economy, please tell us how you assess the value of inventory related to the automotive/diesel and industrial industries and, if material, how you determined that a lower of cost or market charge was not required.

Response:
Our inventories for automotive/diesel applications totaled 3.9% of consolidated inventory as of December 31, 2008 and 3.8% as of June 30, 2009, both of which were immaterial. As previously discussed above, the recent events in the automotive industry did not have a material impact on our business. The contraction of the global economy had an impact on our sales volume and resulting gross profit but not on unit sales prices. We have determined that the market prices for items sold to our customers in the automotive/diesel industry have not decreased. Additionally, we are able to take appropriate action such as reductions in work force, cost containment actions and reductions in purchases to control and scale our costs according to market conditions. Consequently, no lower of cost of market adjustment to our inventory carrying value was required.

10.
We note your disclosure of your critical accounting policies. In future filings please expand your discussion of critical accounting policies, to analyze to the extent material for each critical estimate identified, such factors as how you arrived as the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions, this detailed information will provide

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

 the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Response:
The critical accounting policies that require material estimates include “Accounting for Long-Lived Assets,” “Goodwill and Intangible Assets” and “Pension.”  In response to the Staff’s comment above, we will revise future filings to discuss, to the extent material, such factors as how we arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. We will also analyze each estimate for its specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. With regard to the inclusion of quantitative information in the disclosure of material estimates, we will provide information that is reasonably available which would provide material information for investors.

Material estimates used in the annual assessment of goodwill impairment are impacted by the weighted average cost of capital assumption. We use a discounted cash flow model to determine the current estimated fair value of its reporting units. The key assumptions we used to determine the fair value of each reporting unit as part of our testing were: (a) expected cash flows following the testing date (including market share, sales volumes and prices, costs to produce and estimated capital needs); (b) an estimated terminal value using a terminal year growth rate of 3.0% depending on the growth prospects of the reporting unit; and (c) a discount rate based on management’s best estimate of the after-tax weighted average cost of capital. Management considers historical and anticipated future results, general economic and market conditions, the impact of planned business and operational strategies and all available information at the time the fair values of its reporting units are estimated. We will disclose whether an increase of 50 basis points would have a significant negative impact on the goodwill impairment assessment.

Material estimates used in the valuation of the projected benefit obligation for our defined benefit pension plans are significantly impacted by the discount rate assumption. In this regard, we will disclose whether a decrease of 50 basis points would have a significant negative impact on the value of the projected benefit obligation. The impact of a 50 basis point decrease in the discount rate would not have a material effect on the results of operations as the related pension cost is not material.

Regarding the accuracy of our estimates and assumptions, we note that we have not had to record significant adjustments to previous accounting estimates and assumptions.

Definitive Proxy Statement

Nominating and Corporate Governance, page 6

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

11.
In future filings please disclose whether there are any differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees for director based on whether the nominee is recommended by a stockholder. See Item 407(c)(2)(vi) of Regulation S-K.

Response:
The process and criteria for identifying and evaluating nominees for director are set forth in the charter of our Nominating and Corporate Governance Committee, and the charter makes no distinction between whether the nominee is recommended by a stockholder or by management. Although Ceradyne has not received any recommendations for director nominees from stockholders, we expect that the Committee would apply the same process and criteria in evaluating a stockholder recommendation as it would for a management recommendation. We will include a disclosure to this effect in future proxy statements.

Transactions with Related Persons, page 23

12.
You provide minimal disclosure relating to the review, approval or ratification of transactions with related persons. In future filings please provide the full disclosure required by Item 404(b) of Regulation S-K.

Response:
The charter of our Audit Committee states that it is that committee’s responsibility to review related party transactions brought to the committee’s attention for potential conflicts of interest and to determine whether to approve any such transaction. We do not have any formal policies or procedures, written or otherwise, regarding the review, approval or ratification by our Audit Committee of the types of transactions that are required to be reported under Item 404(a) of Regulation S-K. However, we do have processes and controls in place to ascertain and report contemplated related party transactions to the Audit Committee. We will include a disclosure to this effect in future proxy statements. We note for your information that there have not been any transactions in at least the past decade that were required to be reported under Item 404(a) of Regulation S-K.

2008 Executive Officer Compensation Elements, page 9

13.
We note that the Compensation Committee targeted total 2008 compensation at the median amount of the survey group of companies. In future filings please disclose where actual payments fell within targeted parameters.

Response:
We will include additional disclosure in response to this comment in future proxy statements.

14.
We note that the amount of each component of compensation established for the named executive officers is based on factors that include company and individual performance. In future filings, to the extent you correlate compensation, including incentive programs,

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

with the achievement of certain annual individual and corporate objectives, please discuss the specific items of performance used to determine bonus and other payments and how they are structured around the achievement of such objectives. Also, please disclose whether any discretion can be or has been exercised with respect to meeting such goals and objectives and, if so, to whom such discretion is applicable. Please see Items 402(b)(2)(v)-(vii) of Regulation S-K and Instruction 4 to Item 402(b).

Response:
Historically, cash bonuses for our named executive officers have not been based on individual performance objectives. Rather, individual cash bonuses have been based on a percentage of pre-tax profits achieved by the operating segment for which the executive officer is responsible. See, for example, the table at page 10 of the 2009 proxy statement. As disclosed at the top of page 9 of the proxy statement, “the Compensation Committee retains discretion to award cash bonuses if deemed warranted by extraordinary circumstances or the contributions by individual officers.” This discretion was not exercised as to our named executive officers in 2008 or in recent years. If discretion is used to award or increase a bonus for a named executive officer in future years above the amount that would otherwise be payable in accordance with the pre-established formula, we will include disclosure to that effect in our proxy statement.

15.
In future filings please discuss in the Compensation Discussion and Analysis material differences in compensation policies with respect to individual named executive officers. See Section II.B.1 of Commission Release No. 33-8732A. If policies or decisions relating to a named executive officer are materially different than the other officers, please discuss this on an individualized basis.

Response:
We do not believe that there were any material differences in compensation policies in 2008 with respect to individual named executive officers. If material differences in compensation policies are applied in 2009 or future years, we will include disclosure to that effect in our proxy statement.

# # #

In connection with the above responses to the Staff’s comments, the Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Terence O'Brien
Securities and Exchange Commission
September 1, 2009

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After the staff has reviewed the above responses from the Company, we would be pleased to answer any further questions or provide additional information as necessary to facilitate the completion of your review.

Very truly yours,

/s/ Jerrold J. Pellizzon
Jerrold J. Pellizzon,
Chief Financial Officer
And Secretary